Filed by Repligen Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BioLife Solutions, Inc.

Filer’s SEC File No.: 001-36362

Date: September 30, 2026

As previously disclosed, on July 21, 2026, Repligen Corporation, a Delaware corporation (“Repligen”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bravo Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Repligen (“Merger Sub 1”), Bravo Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Repligen (“Merger Sub 2”), and BioLife Solutions, Inc., a Delaware corporation (“BioLife”), pursuant to which Repligen will acquire, subject to the satisfaction or waiver of the conditions contained in the Merger Agreement, all of the outstanding shares of BioLife’s common stock, par value $0.001 per share (“BioLife Common Stock”), for $11.25 cash and 0.1442 shares of Repligen’s common stock, on a per share basis.

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions contained in the Merger Agreement, Merger Sub 1 will be merged with and into BioLife (the “First Merger”), with BioLife surviving the First Merger as a direct, wholly owned subsidiary of Repligen (the “Surviving Company”), and immediately following the First Merger, the Surviving Company will be merged with and into Merger Sub 2 (the “Second Merger,” and, together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a direct, wholly owned subsidiary of Repligen.

The completion of the Mergers remains subject to the satisfaction of customary closing conditions specified in the Merger Agreement, including the adoption of the Merger Agreement by BioLife’s stockholders. The special meeting of BioLife stockholders to consider adoption of the Merger Agreement has been scheduled to be held by means of remote communication on October 5, 2026 at 9:00 a.m. Eastern Time, as disclosed in the proxy statement/prospectus on Form S-4 filed by Repligen with the U.S. Securities and Exchange Commission (the “SEC”), in the form in which it was declared effective on September 4, 2026 (the “Registration Statement”), and the definitive proxy statement filed with the SEC by BioLife on September 4, 2026 (the “Definitive Proxy Statement,” and together with the Registration Statement, the “Proxy Statement/Prospectus”).

Certain Litigation

In connection with the Mergers, two complaints have been filed by purported shareholders of BioLife against BioLife and its directors in the Supreme Court of the State of New York, County of New York, captioned Richard Lawrence v. BioLife Solutions, Inc., et al., No. 655180/2026 (filed September 10, 2026); and James Walsh v. BioLife Solutions, Inc., et al., No. 655175/2026 (filed September 10, 2026) (collectively, the “Complaints”). The Complaints generally allege that the Definitive Proxy Statement misrepresents and/or omits certain purportedly material information relating to BioLife’s financial projections, the analyses performed by the financial advisors to BioLife’s Board of Directors in connection with the Mergers, and potential conflicts of interest of BioLife’s directors and officers. The Complaints assert negligent misrepresentation and concealment in violation of New York common law and negligence in violation of New York common law. The Complaints seek, among other things, an order enjoining the proposed Mergers, or in the event that the proposed Mergers are consummated, an order rescinding the Mergers or awarding actual and punitive damages, as well as costs, including attorneys’ and experts’ fees.

BioLife has also received additional demands seeking additional disclosures in the Definitive Proxy Statement by purported BioLife shareholders (the “Demands”).

BioLife cannot predict the outcome of the Complaints, the Demands, or any other litigation. BioLife and the individual defendants intend to vigorously defend against the Complaints, the Demands, and any subsequently filed similar actions. It is possible additional lawsuits may be filed or additional demand letters may be received arising out of the Mergers. Absent new or significantly different allegations, BioLife will not necessarily disclose such additional filings or demand letters.

BioLife denies the allegations in the Complaints and the Demands described above.

Supplemental Disclosures to the Proxy Statement/Prospectus

This supplemental information should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. Page references in the below disclosures are to the pages in the Proxy Statement/Prospectus, and defined terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus. Repligen and BioLife deny that any of the supplemental disclosures are material or are otherwise required to be disclosed. Nothing in the supplemental disclosures should be deemed an admission of the legal necessity or materiality of any supplemental disclosures under applicable laws. Without admitting in any way that the disclosures below are material or otherwise required by law, Repligen and BioLife make the following amended and supplemental disclosures, which are incorporated into, and amend and/or supplement, the Proxy Statement/Prospectus. For clarity, new text within amended and restated paragraphs from the Proxy Statement/Prospectus is shown with bold, italicized and underlined text, and deleted text is indicated with a strikethrough.

The following paragraph on page 110 of the Proxy Statement/Prospectus is modified as follows:

Mr. Wichterman has entered into an offer letter with Repligen pursuant to which he will serve as Vice President of the Surviving LLC following the Mergers, with compensation terms substantially similar to his current compensation arrangements with BioLife. Based on post-Merger Agreement discussions as of September 30, 2026, Repligen is currently negotiating and may enter into offer letters with each of Dr. Mathew, Mr. Berard and Mr. Werner for continued employment following the Mergers, with compensation terms substantially similar to their current compensation arrangements with BioLife.

The following footnote 1 on page 112 of the Proxy Statement/Prospectus is modified as follows:

(1)

Cash. Represents the pre-tax cash severance payable by BioLife to the named executive officer pursuant to the named executive officer’s Employment Agreement upon a Qualifying Termination. Under the terms of the Employment Agreements, t~~T~~he cash severance payments are “double-trigger” payments, which means that the amounts will become payable only upon a Qualifying Termination upon, or within 12 months following, the First Merger Effective Time, and will be paid in a single lump sum no later than 60 days following the applicable termination of employment. Notwithstanding the foregoing, based on post-Merger Agreement discussions as of September 30, 2026, Repligen expects to pay such cash severance payments to the named executive officers in connection with the Closing, regardless of whether the named executive officers experience a Qualifying Termination, subject to the named executive officers’ entry into, and the effectiveness of a release of claims in favor of Repligen and its affiliates. Such payments to any named executive officer who remains employed by Repligen or BioLife following the Closing will be a “single-trigger” payment. For further details regarding the cash severance that may become payable to BioLife’s named executive officers, see “Interests of BioLife’s Directors and Executive Officers in the Mergers—Potential Severance Payments Upon a Qualifying Termination in Connection with the Mergers” above. The numbers in the table assume that 100% of the incentive cash bonus opportunity for each named executive officer is equal to the named executive officer’s maximum bonus opportunity, which is 130% of target for Mr. de Greef and 121% of target for the remaining named executive officers. None of the executive officers is eligible for a stock bonus. The estimated amount of each such ~~“double trigger”~~ cash severance payment is shown in the following table:

The following footnote 3 on page 113 of the Proxy Statement/Prospectus is modified as follows:

(3)

Tax Reimbursement. Represents the estimated pre-tax value of the tax gross-up payment to which each named executive officer is entitled upon a Qualifying Termination under his Employment Agreement in respect of the COBRA Severance described in footnote 1 above. The payment was calculated using an assumed tax rate of 50%. The actual tax rates applicable to each named executive officer at the time any gross-up payment is made may differ, and the actual amount of the payment may therefore be greater or less than the amount reported in the table. Such tax gross-up payments are “double-trigger” payments, which means that the amounts will become payable only upon a Qualifying Termination upon, or within 12 months following, the First Merger Effective Time, and will be paid in a single lump sum no later than 60 days following the applicable termination of employment. In addition to the tax reimbursement included in the table above, based on post-Merger Agreement discussions as of September 30, 2026, Repligen may make tax reimbursement payments to Mr. Wichterman and Mr. Werner with respect to any excise taxes incurred by such individuals under Section 4999 of the Code, which amounts are not currently determinable but may be material to such individuals. Any such tax reimbursement payments will be “single-trigger” payments and would be paid regardless of whether any such individuals experience a Qualifying Termination. For further details regarding the cash severance that may become payable to BioLife’s named executive officers, see “Interests of BioLife’s Directors and Executive Officers in the Mergers—Potential Severance Payments Upon a Qualifying Termination in Connection with the Mergers” above.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication, which are not historical in nature or do not relate to current facts, are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provisions of the federal securities laws, including Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on, among other things, Repligen management’s and BioLife management’s beliefs, assumptions, current expectations, estimates and projections about the economy and Repligen and BioLife, as applicable, and the industries in which Repligen and BioLife operate. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements include statements regarding, among other things, the expected benefits of the Mergers and Repligen’s ability to recognize the benefits of the Mergers; the expected timing of the completion of the Mergers and the satisfaction of the conditions to the completion of the Mergers, including the adoption of the Merger Agreement by BioLife’s stockholders at the special stockholder meeting. Repligen and BioLife caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Repligen or BioLife; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect Repligen following the Mergers, or the expected benefits of the Mergers); the failure to obtain BioLife stockholder approval or to satisfy any of the other conditions to the Mergers on a timely basis or at all; the possibility that the anticipated benefits of the Mergers, including anticipated synergies, financial impact and revenue growth, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Repligen and BioLife do business; the risk that the parties have overestimated the size or trajectory of the cell therapy market and BioLife’s market position; the potential for increased regulatory scrutiny and the impact on the clinical pipeline, global approvals and expanded indications; the possibility that the Mergers may be more expensive to complete than anticipated; diversion of BioLife and Repligen management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Mergers; risks relating to the potential dilutive effect of shares of Repligen common stock to be issued in the Mergers and other factors that may affect future results of Repligen. Additional factors that could cause results to differ materially from those described above can be found in Repligen’s Annual Report on Form 10-K for the year ended December 31, 2025, Repligen’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2026 and June 30, 2026, BioLife’s Annual Report on Form 10-K for the year ended December 31, 2025, as amended by BioLife’s Annual Report on Form 10-K/A filed with the SEC, on April 28, 2026 (collectively, the “BioLife 2025 Form 10-K”), BioLife’s Quarterly

Reports on Form 10-Q for the periods ended March 31, 2026 and June 30, 2026, in each issuer’s respective Current Reports on Form 8-K, the Registration Statement, and in other documents Repligen and BioLife file with the SEC, which are available on the SEC’s website at www.sec.gov. Repligen and BioLife caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Repligen and BioLife each disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Important Additional Information and Where to Find It

In connection with the Mergers, Repligen filed the Registration Statement and BioLife filed the Definitive Proxy Statement, and each of Repligen and BioLife may file with the SEC other relevant documents regarding the Mergers. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY REPLIGEN AND BIOLIFE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REPLIGEN, BIOLIFE AND THE MERGERS. The Definitive Proxy Statement was mailed to BioLife stockholders. Investors and security holders are able to obtain the Registration Statement and the Definitive Proxy Statement, as well as other filings containing information about Repligen and BioLife, free of charge from Repligen or BioLife or from the SEC’s website. The documents filed by Repligen with the SEC may be obtained free of charge at Repligen’s website, at www.repligen.com, or by requesting them by mail at Repligen Corporation, 41 Seyon Street Building 1, Suite 100 Waltham, Massachusetts 02453, Attention: Corporate Secretary. The documents filed by BioLife with the SEC may be obtained free of charge at BioLife’s website, at www. biolifesolutions.com, or by requesting them by mail at BioLife Solutions, Inc., 3303 Monte Villa Parkway, Suite 310, Bothell, WA 98021, Attention: Corporate Secretary. The information included on Repligen’s and BioLife’s websites is not incorporated by reference into this communication.

Participants in the Solicitation

Repligen and BioLife and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BioLife in respect of the Mergers. Information about Repligen’s directors and executive officers is available in Repligen’s proxy statement, dated April 2, 2026, for its 2026 Annual Meeting of Stockholders, and other documents filed by Repligen with the SEC. Information about BioLife’s directors and executive officers is available in the BioLife 2025 Form 10-K, in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by BioLife’s directors and executive officers, the Registration Statement and other documents filed by BioLife with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Definitive Proxy Statement and in other relevant materials filed with the SEC regarding the Mergers. Investors should read the Definitive Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from Repligen or BioLife as indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.